UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 5, 2015

MYLAN N.V.

(Exact Name of Registrant as Specified in Charter)

The Netherlands	333-199861	98-1189497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Albany Gate, Darkes Lane Potters Bar, Herts	EN6 1AG, United Kingdom
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +44 (0) 1707-853-000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 2.02	Results of Operations and Financial Condition.

On May 5, 2015, Mylan N.V. (“Mylan” or the “Company”) issued a press release reporting the Company’s financial results for the period ended March 31, 2015. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Item 2.02 (including Exhibit 99.1) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Responsibility Statement

The directors of Mylan accept responsibility for the information contained in this report. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this report is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Perrigo Company plc (“Perrigo”) or Mylan, all ‘dealings’ in any ‘relevant securities’ of Perrigo or Mylan (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘offer period’ ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Perrigo or Mylan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Perrigo by Mylan or ‘relevant securities’ of Mylan by Perrigo, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

Goldman Sachs, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Mylan and no one else in connection with Mylan’s proposed acquisition of Perrigo (the “Perrigo Proposal”) and will not be responsible to anyone other than Mylan for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Perrigo Proposal or any matter referred to herein.

Goldman Sachs does not accept any responsibility whatsoever for the contents of this report or for any statement made or purported to be made by them or on their behalf in connection with the offer. Goldman Sachs accordingly disclaims all and any liability whether arising in tort, contract or otherwise which it might otherwise have in respect of this report or any such statement.

Forward-Looking Statements

This report contains “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the Perrigo Proposal, Mylan’s acquisition (the “Abbott Transaction”) of Mylan Inc. and the Abbott Business, the benefits and synergies of the Perrigo Proposal or Abbott Transaction, future opportunities for Mylan, Perrigo, or the combined company and products, and any other statements regarding Mylan’s, Perrigo’s, or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods.

These may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue,” “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Perrigo Proposal, including as to the timing of the offer and compulsory acquisition, whether Perrigo will cooperate with Mylan and whether Mylan will be able to consummate the offer and compulsory acquisition, whether Mylan shareholders will provide the requisite approvals for the Perrigo Proposal, the possibility that competing offers will be made, the possibility that the conditions to the consummation of the offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the offer and compulsory acquisition or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the offer and compulsory acquisition; the ability to meet expectations regarding the accounting and tax treatments of a transaction relating to the Perrigo Proposal and the Abbott Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of Perrigo and the Abbott Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the Perrigo Proposal and the Abbott Transaction; the retention of certain key employees of Perrigo and the Abbott Business being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the Perrigo Proposal and the Abbott Transaction within the expected time-frames or at all and to successfully integrate Perrigo and the Abbott Business; expected or targeted future financial and operating performance and results; challenges to our business and strategic plans posed by the recent unsolicited business proposal made by a large competitor to acquire all of our outstanding shares; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and our ability to execute on new product opportunities; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Perrigo, or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with GAAP and related standards or on an adjusted basis.

For more detailed information on the risks and uncertainties associated with the Company’s business activities, see the risks described in Mylan Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014 and our other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with the Company, Perrigo, and the combined company are also more fully discussed in the Registration Statement on Form S-4 and the proxy statement that Mylan anticipates filing with the SEC on May 5, 2015 in connection with the Perrigo Proposal. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and the Company strongly encourages you to do so. The Company undertakes no obligation to update any statements herein for revisions or changes after the date of this report. Long-term targets, including, but not limited to, 2018 targets, do not represent Company guidance.

Additional Information

In connection with Mylan’s offer to acquire Perrigo (the “offer”), Mylan anticipates filing certain materials with the SEC, including, among other materials, a Registration Statement on Form S-4 (that includes an offer to exchange/prospectus ) on May 5, 2015 (which Registration Statement has not yet been declared effective) and a preliminary proxy statement on Schedule

14A on May 5, 2015. In connection with the offer, Mylan intends to file with the SEC a Tender Offer Statement on Schedule TO and certain other materials. This report is not intended to be, and is not, a substitute for such filings or for any other document that Mylan may file with the SEC in connection with the offer. INVESTORS AND SECURITYHOLDERS OF MYLAN AND PERRIGO ARE URGED TO READ THE OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, PERRIGO AND THE OFFER. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Mylan at 724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SEC that are required to be mailed to shareholders of Perrigo and/or Mylan will also be mailed to such shareholders. This report has been prepared in accordance with U.S. securities law, Irish law and the Irish Takeover Rules.

Participants in Solicitation

This report is not a solicitation of a proxy from any investor or shareholder. However, Mylan and certain of its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the offer under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in the Mylan proxy statement/prospectus on Form S-4 filed with the SEC on December 23, 2014 and Mylan Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on March 2, 2015 and amended on April 30, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants, which may, in some cases, be different than those of Mylan’s shareholders generally, will also be included in the materials that Mylan intends to file with the SEC when they become available.

Non-Solicitation

This report is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell or otherwise dispose of any securities or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this report or otherwise, nor will there be any acquisition or disposition of the securities referred to in this report in any jurisdiction in contravention of applicable law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Further Information

The distribution of this report in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this report are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore, persons who receive this report (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

Profit Forecast

To the extent that the Mylan quarterly results and/or the calendar year 2015 guidance contained, referred to or summarized in this report constitutes a profit forecast for the purposes of Rule 28 of the Irish Takeover Panel Act, Takeover Rules, 2013, such results and/or guidance will (unless the Irish Takeover Panel consents otherwise) be reported on in accordance with that rule at the appropriate time. Except as described in the previous sentence, no statement in this report is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Mylan or Perrigo as appropriate. No statement in this report constitutes an asset valuation.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press release announcing the Company’s financial results for the first quarter of 2015, dated May 5, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN N.V.

Date: May 5, 2015	By:	/s/ John D. Sheehan
John D. Sheehan Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release announcing the Company’s financial results for the first quarter of 2015, dated May 5, 2015.

FOR IMMEDIATE RELEASE	CONTACTS:	Nina Devlin (Media)
724.514.1968
Kris King (Investors)
724.514.1813

Mylan First Quarter 2015 Constant Currency Revenue Increases 15% and Adjusted Diluted EPS Increases 6% to $0.70

Mylan Remains Committed to the Compelling, Legally-Binding Commitment to Acquire Perrigo to Generate Significant Value for Shareholders and All Other Stakeholders

POTTERS BAR, ENGLAND AND PITTSBURGH - May 5, 2015 - Mylan N.V. (Nasdaq: MYL) today announced its financial results for the quarter ended March 31, 2015.

Highlights

•	Total revenues of $1.87 billion, up 15% on a constant currency basis versus the prior year period. Foreign currency exchange rates negatively impacted revenues in Q1 by $93 million.

•	Generics segment third party net sales of $1.64 billion, up 15% on a constant currency basis, with positive growth across all regions

•	Specialty segment third party net sales of $211.1 million, up 8%

•	Adjusted gross profit of $990.6 million, up 14%; GAAP gross profit of $830.1 million, up 13%

•	Adjusted gross margin of 53%, up 240 basis points; GAAP gross margin of 44%, up 140 basis points

•	Adjusted diluted earnings per ordinary share (“EPS”) of $0.70, up 6%; GAAP diluted EPS of $0.13, down 55% as a result of acquisition costs from the acquisition of Abbott’s non-U.S. developed markets specialty and branded generics business (“EPD Business”)

•	Adjusted cash provided by operating activities of $336 million, up 17%; GAAP net cash provided by operating activities of $267 million, flat versus the prior year period

•	Adjusted free cash flow of $288 million, up 35%

•	Successfully completed the acquisition of the EPD Business

Mylan CEO Heather Bresch commented, “Our solid first quarter results, which included constant currency revenue growth of 15% and adjusted diluted EPS growth of 6%, are in line with our expectations, marked a great start to 2015 and again demonstrated our commitment to deliver strong operational execution while making progress against our short-term and long-term strategic objectives. During the quarter, Mylan reported positive revenue growth across each of our business segments and regions, with double digit constant currency revenue growth in Europe and Rest of World and high single digit revenue growth in North America and Specialty. We were excited to complete our acquisition of the EPD Business and begin realizing the significant value potential from this transaction. We continue to remain confident in our outlook for the remainder of 2015, and there is no change to our full year financial guidance. We also remain committed to our target of at least $6.001 in adjusted diluted EPS in 2018.

“We remain steadfast in our legally-binding commitment to acquire Perrigo and have taken numerous concrete steps to lay out a clear and certain path towards completion. This is a transaction consistent with our previous deals and our stated long-term strategy. The combination brings clear and compelling industrial logic, which will generate significant and long-term value for customers, patients, employees, shareholders and other stakeholders. This transaction brings together complementary businesses and cultures, and results in a company with unmatched scale in operations, one of the industry’s broadest and most diversified portfolios, and immense reach across distribution channels around the world. With Perrigo, we have the opportunity to create a one-of-a-kind global healthcare company that is positioned to capitalize on key industry trends, including the growing number of Rx to OTC switches underway, in order to redefine how healthcare is delivered.”

Mylan CFO John Sheehan added, “Mylan’s first quarter results lay the foundation for strong financial and operational performance in 2015. As of the end of Q1, our debt to EBITDA leverage was 2.1 times. Mylan continues to have substantial financial firepower to execute on the right strategic opportunities for our shareholders and stakeholders.”

(1)	This figure is a target only. It is not intended to constitute a profit forecast under the Irish Takeover Rules.

Total Revenue

	Three Months Ended March 31,
(Unaudited; in millions)	2015	2014	Percent Change
Total Revenues	$1,871.7	$1,715.6	9%
Generics Third Party Net Sales	1,643.5	1,508.3	9%
North America	844.8	782.2	8%
Europe	406.2	355.9	14%
Rest of World	392.5	370.2	6%
Specialty Third Party Net Sales	211.1	194.7	8%
Other Revenue	17.1	12.6	36%

Generics Segment Revenue

Generics segment third party net sales were $1.64 billion for the quarter, an increase of 9% when compared to the prior year period. When translating third party net sales for the current quarter at prior year comparative period exchange rates (“constant currency”), third party net sales increased by 15%.

•	Third party net sales from North America were $844.8 million for the quarter, an increase of 8% when compared to the prior year period. This increase was primarily driven by net sales from new products and acquisition as well as favorable pricing on existing products. The effect of foreign currency translation on third party net sales was insignificant in North America.

•	Third party net sales from Europe were $406.2 million for the quarter, an increase of 14% when compared to the prior year period. Constant currency third party net sales increased by 33%. This increase was primarily driven by net sales from the acquisition of the EPD Business. Further contributing to this increase were higher volumes on existing products, primarily in Italy and France, which were partially offset by lower pricing throughout Europe.

•	Third party net sales from Rest of World were $392.5 million for the quarter, an increase of 6% when compared to the prior year period. Constant currency third party net sales increased by 12%. This increase was primarily driven by net sales from acquisition, new product launches in Australia and higher sales volumes in India, predominately from growth in our anti-retroviral (“ARV”) franchise.

Specialty Segment Revenue

Specialty segment reported third party net sales of $211.1 million for the quarter, an increase of 8% when compared to the prior year period. This increase was primarily due to higher net sales of the EpiPen® Auto-Injector driven by increased volume.

Total Gross Profit

Adjusted gross profit was $990.6 million and adjusted gross margins were 53% for the quarter as compared to adjusted gross profit of $865.6 million and adjusted gross margins of 50% in the comparable prior year period. The current quarter increase was due to new product introductions and net sales from acquisition. GAAP gross profit for the quarter was $830.1 million and GAAP gross margins were 44% as compared to GAAP gross profit of $737.8 million and GAAP gross margins of 43% in the comparable prior year period.

Total Profitability

Adjusted earnings from operations for the quarter were $429.7 million, up 9% from the comparable prior year period. R&D expense increased primarily from the continued investment in our biologics and respiratory growth programs. SG&A expense increased from the prior year period as a result of increased costs related to acquired businesses and increased selling and marketing costs, primarily stemming from the EpiPen® Auto-Injector direct-to-consumer marketing campaign. GAAP earnings from operations were $159.3 million for the quarter, a decrease of 33% from the comparable prior year period. This decrease in earnings from operations during the current quarter was primarily the result of increased acquisition related costs and increased amortization expense as a result of the acquisition of the EPD Business.

EBITDA, which is defined as net earnings (excluding the non-controlling interest and losses from equity method investees) plus income taxes, interest expense, depreciation and amortization, was $340.5 million for the quarter and $392.4 million for the comparable prior year quarter. After adjusting for certain items as further detailed in the reconciliation below, adjusted EBITDA was $504.6 million for the quarter and $459.7 million for the comparable prior year period. Adjusted net earnings attributable to Mylan N.V. increased by $48.7 million to $309.1 million compared to $260.4 million for the prior year comparable period. Adjusted diluted EPS increased 6% to $0.70 compared to $0.66 in the prior year comparable period. GAAP net earnings attributable to Mylan N.V. decreased by $59.3 million to $56.6 million as compared to $115.9 million for the prior year comparable period. GAAP diluted EPS decreased 55% to $0.13 compared to $0.29 in the prior year comparable period.

Cash Flow

Adjusted cash provided by operating activities was $336 million for the three months ended March 31, 2015, compared to $286 million for the comparable prior year period. On a GAAP basis, net cash provided by operating activities was $267 million for the three months ended March 31, 2015, compared to $268 million for the comparable prior year period. Capital expenditures were approximately $48 million for the three months ended March 31, 2015 as compared to approximately $72 million for the year ended March 31, 2014. Adjusted free cash flow was $288 million for the three months ended March 31, 2015, compared to $214 million in the prior year period.

Conference Call

Mylan will host a conference call and live webcast, today, May 5, 2015, at 4:30 p.m. ET, in conjunction with the release of its financial results. The dial-in number to access the call is 800.514.4861 or 678.809.2405 for international callers. To access the live webcast please log onto Mylan’s website (www.mylan.com) at least 15 minutes before the event is to begin to register and download or install any necessary software. A replay of the webcast will be available at www.mylan.com for a limited time.

Non-GAAP Financial Measures

This press release includes the presentation and discussion of certain financial information that differs from what is reported under accounting principles generally accepted in the United States (“GAAP”). These non-GAAP financial measures, including, but not limited to, adjusted diluted EPS, adjusted cash provided by operating activities, adjusted gross profit, adjusted gross margins, adjusted earnings from operations, adjusted net earnings attributable to Mylan N.V., constant currency total revenue, constant currency third party net sales, EBITDA, adjusted EBITDA, debt to EBITDA leverage, and adjusted free cash flow, are presented in order to supplement investors’ and other readers’ understanding and assessment of the Company’s financial performance. Management uses these measures internally for forecasting, budgeting and measuring its operating performance. In addition, primarily due to acquisitions, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results were limited to financial measures prepared only in accordance with GAAP. In addition, the Company believes that including EBITDA and supplemental adjustments applied in presenting adjusted EBITDA pursuant to our credit agreement is appropriate to provide additional information to investors to demonstrate the Company’s ability to comply with financial debt covenants (which are calculated using a measure similar to adjusted EBITDA) and assess the Company’s ability to incur additional indebtedness. We also report sales performance using the non-GAAP financial measure of “constant currency” total revenues and third party net sales. This measure provides information on the change in net sales assuming that foreign currency exchange rates had not changed between the prior and current period. The comparisons presented as constant currency rates reflect comparative local currency sales at the prior year’s foreign exchange rates. We routinely evaluate our third party net sales performance at constant currency so that sales results can be viewed without the impact of foreign currency exchange rates, thereby facilitating a period-to-period comparison of our operational activities, and believe that this presentation also provides useful information to investors for the same reason. The “Summary of Revenues by Segment” table below compares third party net sales on an actual and constant currency basis for each reportable segment and the geographic regions within the Generics segment for the three months ended March 31, 2015 and 2014. Also, set forth below, Mylan has provided reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable GAAP measures set forth below, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP.

Below is a reconciliation of GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS to adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS for the three months ended March 31, 2015 compared to the respective prior year period (in millions, except per share amounts):

	Three Months Ended March 31,
	2015		2014
GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS	$56.6	$0.13	$115.9	$0.29
Purchase accounting related amortization (primarily included in cost of sales)	144.0		103.7
Litigation settlements, net	17.7		3.1
Interest expense, primarily amortization of convertible debt discount	12.2		10.9
Non-cash accretion and fair value adjustments of contingent consideration liability	9.2		8.4
Clean energy investments pre-tax loss (a)	22.5		19.4
Acquisition related costs (primarily included in cost of sales and selling, general and administrative expense)	78.8		23.4
Restructuring and other special items included in:
Cost of sales	8.0		10.3
Research and development expense	17.9		0.9
Selling, general and administrative expense	7.8		19.4
Other income (expense), net	7.0		(3.0)
Tax effect of the above items and other income tax related items	(72.6)		(52.0)

Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS	$309.1	$0.70	$260.4	$0.66

Weighted average diluted ordinary shares outstanding	443.8		396.7

(a)	Adjustment represents exclusion of the pre-tax loss related to Mylan’s clean energy investments, the activities of which qualify for income tax credits under Section 45 of the Code. The amount is included in other expense (income), net in the Condensed Consolidated Statements of Operations.

Below is a reconciliation of GAAP net earnings attributable to Mylan N.V. to EBITDA and adjusted EBITDA for the three months ended March 31, 2015 compared to the respective prior year period (in millions):

	Three Months Ended March 31,
	2015	2014
GAAP net earnings attributable to Mylan N.V.	$56.6	$115.9
Add adjustments:
Net contribution attributable to the noncontrolling interest and equity method investments	24.7	23.5
Income taxes	4.7	35.1
Interest expense	79.5	82.7
Depreciation and amortization	175.0	135.2

EBITDA	$340.5	$392.4
Add adjustments:
Share-based compensation expense	19.2	15.4
Litigation settlements, net	17.7	3.1
Restructuring & other special items	127.2	48.8

Adjusted EBITDA	$504.6	$459.7

About Mylan

Mylan is a global pharmaceutical company committed to setting new standards in health care. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a growing portfolio of around 1,400 generic pharmaceuticals and several brand medications. In addition, we offer a wide range of antiretroviral therapies, upon which approximately 40% of HIV/AIDS patients in developing countries depend. We also operate one of the largest active pharmaceutical ingredient manufacturers and currently market products in about 145 countries and territories. Our workforce includes approximately 30,000 people dedicated to improving the customer experience and increasing pharmaceutical access to consumers around the world. But don’t take our word for it. See for yourself. See inside. mylan.com

Responsibility Statement

The directors of Mylan accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Perrigo Company plc (“Perrigo”) or Mylan, all ‘dealings’ in any ‘relevant securities’ of Perrigo or Mylan (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘offer period’ ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Perrigo or Mylan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Perrigo by Mylan or ‘relevant securities’ of Mylan by Perrigo, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

Goldman Sachs, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Mylan and no one else in connection with Mylan’s proposed acquisition of Perrigo (the “Perrigo Proposal”) and will not be responsible to anyone other than Mylan for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Perrigo Proposal or any matter referred to herein.

Goldman Sachs does not accept any responsibility whatsoever for the contents of this communication or for any statement made or purported to be made by them or on their behalf in connection with the offer. Goldman Sachs accordingly disclaims all and any liability whether arising in tort, contract or otherwise which it might otherwise have in respect of this communication or any such statement.

Forward-Looking Statements

This press release contains “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the Perrigo Proposal, Mylan’s acquisition (the “Abbott Transaction”) of Mylan Inc. and the EPD Business, the benefits and synergies of the Perrigo Proposal or Abbott Transaction, future opportunities for Mylan, Perrigo, or the combined company and products, and any other statements regarding Mylan’s, Perrigo’s, or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods.

These may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue,” “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Perrigo Proposal, including as to the timing of the offer and compulsory acquisition, whether Perrigo will cooperate with Mylan and whether Mylan will be able to consummate the offer and compulsory acquisition, whether Mylan shareholders will provide the requisite approvals for the Perrigo Proposal, the possibility that competing offers will be made, the possibility that the conditions to the consummation of the offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the offer and compulsory acquisition or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the offer and compulsory acquisition; the ability to meet expectations regarding the accounting and tax treatments of a transaction relating to the Perrigo Proposal and the Abbott Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of Perrigo and the EPD Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the Perrigo Proposal and the Abbott Transaction; the retention of certain key employees of Perrigo and the EPD Business being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the Perrigo Proposal and the Abbott Transaction within the expected time-frames or at all and to successfully integrate Perrigo and the EPD Business; expected or targeted future financial and operating performance and results; challenges to our business and strategic plans posed by the recent unsolicited business proposal made by a large competitor to acquire all of our outstanding shares; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and our ability to execute on new product opportunities; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Perrigo, or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with GAAP and related standards or on an adjusted basis.

For more detailed information on the risks and uncertainties associated with the Company’s business activities, see the risks described in Mylan Inc.‘s Annual Report on Form 10-K for the year ended December 31, 2014 and our other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with the Company, Perrigo, and the combined company are also more fully discussed in the Registration Statement on Form S-4 and the proxy statement that Mylan anticipates filing with the SEC on May 5, 2015 in connection with the Perrigo Proposal. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and the Company strongly encourages you to do so. The Company undertakes no obligation to update any statements herein for revisions or changes after the date of this release. Long-term targets, including, but not limited to, 2018 targets, do not represent Company guidance.

Additional Information

In connection with Mylan’s offer to acquire Perrigo (the “offer”), Mylan anticipates filing certain materials with the SEC, including, among other materials, a Registration Statement on Form S-4 (that includes an offer to exchange/prospectus) on May 5, 2015 (which Registration Statement has not yet been declared effective) and a preliminary proxy statement on Schedule 14A on May 5, 2015. In connection with the offer, Mylan intends to file with the SEC a Tender Offer Statement on Schedule TO and certain other materials. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Mylan may file with the SEC in connection with the offer. INVESTORS AND SECURITYHOLDERS OF MYLAN AND PERRIGO ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, PERRIGO AND THE OFFER. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Mylan at 724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SEC that are required to be mailed to shareholders of Perrigo and/or Mylan will also be mailed to such shareholders. This communication has been prepared in accordance with U.S. securities law, Irish law and the Irish Takeover Rules.

A copy of this communication will be available free of charge at the following website: perrigotransaction.mylan.com. Such website is neither endorsed, nor sponsored, nor affiliated with Perrigo or any of its affiliates. PERRIGO® is a registered trademark of L. Perrigo Company.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. However, Mylan and certain of its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the offer under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in the Mylan proxy statement/prospectus on Form S-4 filed with the SEC on December 23, 2014 and Mylan Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on March 2, 2015 and amended on April 30, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants, which may, in some cases, be different than those of Mylan’s shareholders generally, will also be included in the materials that Mylan intends to file with the SEC when they become available.

Non-Solicitation

This communication is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell or otherwise dispose of any securities or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this communication or otherwise, nor will there be any acquisition or disposition of the securities referred to in this communication in any jurisdiction in contravention of applicable law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Further Information

The distribution of this communication in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

Profit Forecast

To the extent that the Mylan quarterly results and/or the calendar year 2015 guidance contained, referred to or summarized in this document constitutes a profit forecast for the purposes of Rule 28 of the Irish Takeover Panel Act, Takeover Rules, 2013, such results and/or guidance will (unless the Irish Takeover Panel consents otherwise) be reported on in accordance with that rule at the appropriate time. Except as described in the previous sentence, no statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Mylan or Perrigo as appropriate. No statement in this communication constitutes an asset valuation.

Mylan N.V. and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited; in millions, except per share amounts)

	Three Months Ended March 31,
	2015	2014
Revenues:
Net sales	$1,854.6	$1,703.0
Other revenues	17.1	12.6

Total revenues	1,871.7	1,715.6
Cost of sales	1,041.6	977.8

Gross profit	830.1	737.8

Operating expenses:
Research and development	169.9	118.0
Selling, general and administrative	483.2	377.7
Litigation settlements, net	17.7	3.1

Total operating expenses	670.8	498.8

Earnings from operations	159.3	239.0
Interest expense	79.5	82.7
Other expense (income), net	18.5	4.6

Earnings before income taxes and noncontrolling interest	61.3	151.7
Income tax provision	4.7	35.1

Net earnings	56.6	116.6
Net earnings attributable to the noncontrolling interest	—	(0.7)

Net earnings attributable to Mylan N.V. ordinary shareholders	$56.6	$115.9

Earnings per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$0.14	$0.31

Diluted	$0.13	$0.29

Weighted average ordinary shares outstanding:
Basic	418.0	372.3

Diluted	443.8	396.7

Mylan N.V. and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited; in millions)

	March 31, 2015	December 31, 2014
ASSETS
Assets
Current assets
Cash and cash equivalents	$277.2	$225.5
Accounts receivable, net	2,264.6	2,268.5
Inventories	1,908.3	1,651.4
Other current assets	2,976.3	2,641.5

Total current assets	7,426.4	6,786.9
Intangible assets, net	6,770.6	2,347.1
Goodwill	5,115.8	4,049.3
Other non-current assets	2,811.0	2,703.3

Total assets	$22,123.8	$15,886.6

LIABILITIES AND EQUITY

Liabilities
Current liabilities	$5,288.0	$5,305.7
Long-term debt	5,750.4	5,732.8
Other non-current liabilities	1,992.2	1,572.1

Total liabilities	13,030.6	12,610.6
Noncontrolling interest	19.9	20.1
Mylan N.V. shareholders’ equity	9,073.3	3,255.9

Total liabilities and equity	$22,123.8	$15,886.6

Mylan N.V. and Subsidiaries

Summary of Revenues by Segment

(Unaudited; in millions)

	Three Months Ended March 31,		Three Months Ended Percent Change
	2015	2014	Actual	Constant Currency(1)
Generics:
Third party net sales
North America	$844.8	$782.2	8%	8%
Europe	406.2	355.9	14%	33%
Rest of World	392.5	370.2	6%	12%

Total third party net sales	1,643.5	1,508.3	9%	15%

Other third party revenues	11.6	6.2

Total third party revenues	1,655.1	1,514.5

Intersegment sales	1.5	1.3

Generics total revenues	1,656.6	1,515.8

Specialty:
Third party net sales	211.1	194.7	8%	8%

Other third party revenues	5.5	6.4

Total third party revenues	216.6	201.1

Intersegment sales	2.0	1.7

Specialty total revenues	218.6	202.8

Elimination of intersegment sales	(3.5)	(3.0)

Consolidated total revenues	$1,871.7	$1,715.6	9%	15%

(1)	The constant currency percent change is derived by translating third party net sales for the current period at prior year comparative period exchange rates.

Mylan N.V. and Subsidiaries

Reconciliation of Non-GAAP Financial Measures

(Unaudited; in millions)

	Three Months Ended
	March 31,
	2015	2014
GAAP cost of sales	$1,041.6	$977.8
Deduct:
Purchase accounting related amortization	(140.2)	(99.9)
Acquisition related costs	(12.3)	(17.6)
Restructuring & other special items	(8.0)	(10.3)

Adjusted cost of sales	$881.1	$850.0

Adjusted gross profit (a)	$990.6	$865.6

Adjusted gross margin (a)	53%	50%

	Three Months Ended
	March 31,
	2015	2014
GAAP R&D	$169.9	$118.0
Deduct:
Restructuring & other special items	(17.9)	(0.9)

Adjusted R&D	$152.0	$117.1

Adjusted R&D as % of total revenue	8.1%	6.8%

	Three Months Ended
	March 31,
	2015	2014
GAAP SG&A	$483.2	$377.7
Deduct:
Acquisition related costs	(66.5)	(5.8)
Restructuring & other special items	(7.8)	(19.4)

Adjusted SG&A	$408.9	$352.5

Adjusted SG&A as % of total revenue	21.8%	20.5%

	Three Months Ended March 31,
	2015	2014
GAAP total operating expenses	$670.8	$498.8
Deduct:
Litigation settlements, net	(17.7)	(3.1)
Acquisition related costs	(66.5)	(5.8)
Restructuring & other special items	(25.7)	(20.3)

Adjusted total operating expenses	$560.9	$469.6

Adjusted earnings from operations (b)	$429.7	$396.0

	Three Months Ended March 31,
	2015	2014
GAAP interest expense	$79.5	$82.7
Deduct:
Interest expense related to clean energy investments (c)	(4.3)	(3.9)
Non-cash accretion of contingent consideration liability	(9.2)	(8.4)
Non-cash interest, primarily amortization of convertible debt discount	(7.9)	(7.0)

Adjusted interest expense	$58.1	$63.4

	Three Months Ended March 31,
	2015	2014
GAAP other expense, net	$18.5	$4.6
(Deduct) / Add:
Equity method losses from clean energy investments	(22.5)	(19.4)
Purchase accounting related amortization	(3.8)	(3.8)
Restructuring & other special items	(7.0)	3.0

Adjusted other income	$(14.8)	$(15.6)

	Three Months Ended March 31,
	2015	2014
GAAP net cash provided by operating activities	$267	$268
Add:
Acquisition related costs	68	14
R&D expense	—	4
Other	1	—

Adjusted cash provided by operating activities	$336	$286

Deduct:
Capital expenditures	(48)	(72)

Adjusted free cash flow	$288	$214

(a)	Adjusted gross profit is calculated as total revenues less adjusted cost of sales. Adjusted gross margin is calculated as adjusted gross profit divided by total revenue.
(b)	Adjusted earnings from operations is calculated as adjusted gross profit less adjusted total operating expenses.
(c)	Adjustment represents exclusion of activity related to Mylan’s clean energy investments, the activities of which qualify for income tax credits under section 45 of the U.S. Internal Revenue Code.